                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
                            (Name of Subject Company)

                         GREEK ACQUISITION CORPORATION
                         ASCENTIAL SOFTWARE CORPORATION
                       (Name of filing persons, Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    587587106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                  PETER GYENES
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         ASCENTIAL SOFTWARE CORPORATION
                              50 WASHINGTON STREET
                        WESTBOROUGH, MASSACHUSETTS 01581
                            TELEPHONE: (508) 366-3888
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:

                   SCOTT N. SEMEL, ESQ.                                       LOUIS A. GOODMAN, ESQ.
       VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
              ASCENTIAL SOFTWARE CORPORATION                                    ONE BEACON STREET
                   50 WASHINGTON STREET                                          BOSTON, MA 02108
             WESTBOROUGH, MASSACHUSETTS 01581                               TELEPHONE: (617) 573-4800
                 TELEPHONE: (508) 366-3888

                            CALCULATION OF FILING FEE

                    Transaction Valuation*                                        Amount of Filing Fee**
                    ----------------------                                        ----------------------
                         $105,800,817                                                    $8,560***


* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 35,266,939 outstanding shares of Mercator Software, Inc. at $3.00 per share.

** The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

***   Previously paid. See below.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:  $8,560                      Filing parties: Ascential Software Corporation and
                                                                              Greek Acquisition Corporation

         Form or Registration No.:   Schedule TO-T            Date filed:  August 8, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

         This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on August 8, 2003, by Ascential Software Corporation, a Delaware corporation ("Ascential"), and Greek Acquisition Corporation ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Ascential. This Schedule TO relates to the offer by Ascential through Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the "Shares"), of Mercator Software, Inc., a Delaware corporation (the "Company"), at $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2003, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 THROUGH 9 AND 11.

         The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

         15.  Certain Legal Matters

         The fifth full paragraph of this section on page 32 of the Offer to Purchase is hereby amended and restated as follows:

         "The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m. Eastern Standard Time on August 25, 2003."

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS

       (a)(1)(A)   Offer to Purchase, dated August 8, 2003*

       (a)(1)(B)   Letter of Transmittal*

       (a)(1)(C)   Notice of Guaranteed Delivery*

       (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

       (a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

       (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

       (a)(1)(G) Summary Advertisement as published in the Wall Street Journal on August 8, 2003*

       (a)(1)(H) Letter to Stockholders, dated August 8, 2003, from the Chairman and Chief Executive Officer of Mercator Software, Inc., dated August 8, 2003 (incorporated by reference to Exhibit (a)(3) to Mercator Software, Inc.'s
                   Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mercator on August 8, 2003)

       (a)(1)(I) Press Release issued by Ascential and Mercator on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4,
                   2003)

       (a)(1)(J) Letter from the President of Ascential to Customers and Partners, distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

       (a)(1)(K) Frequently Asked Questions distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

       (a)(1)(L) Messaging Document (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4,
                   2003)

       (a)(1)(M) Transcript of August 4, 2003 conference call (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

       (a)(1)(N)   Reminder Letter dated August 21, 2003

       (a)(1)(O)   Press Release issued by Ascential on August 26, 2003

       (b)         Not applicable

       (d)(1) Agreement and Plan of Merger, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 2.1 to Ascential's Current Report on Form 8-K, dated August 2, 2003,filed with the Commission on August 5, 2003)

       (d)(2) Stock Tender Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and the directors and certain executive and other officers of Mercator Software, Inc. set forth therein (incorporated herein by reference to Exhibit 10.1 to Ascential's Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

       (d)(3) Common Stock Option Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 10.2 to Ascential's Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

       (d)(4) Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003*

       (d)(4) Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003*

       (d)(5) Key Employee Agreement, dated as of August 1, 2003, by and between Ascential Software Corporation and Mark W. Register; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Mark W. Register*

       (d)(6) Key Employee Agreement, dated as of August 1, 2003, between Ascential Software Corporation and Thracy P. Varvoglis; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Thracy P. Varvoglis*

       (d)(7) Form of Retention Agreement among Ascential Software Corporation, Mercator Software, Inc. and each of Mark W. Register and Thracy P. Varvoglis*

       (d)(8) Forms of Executive Non-Competition, Non-Solicitation and Developments Agreement among Ascential Software Corporation, Mercator Software, Inc. and certain of Mercator's executive officers*

       (d)(9) Amendment to Executive Non-Competition, Non-Solicitation and Developments Agreement, dated as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and David S. Linthicum*

       (d)(10) Executive Non-Competition, Non-Solicitation and Developments Agreement, as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc.and Kenneth J. Hall*

       (g)         Not applicable

       (h)         Not applicable

-------------------
* Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                         ASCENTIAL SOFTWARE CORPORATION

                                        By:  /s/ Peter Fiore
                                           -------------------------------------
                                        Name:  Peter Fiore
                                        Title:   President

                                        GREEK ACQUISITION CORPORATION

                                        By:  /s/  Peter Fiore
                                           -------------------------------------
                                        Name:    Peter Fiore
                                        Title:   President